Exhibit 99.1

Catalyst Announces Voting Results for Election of Directors

RICHMOND, BC, July 29, 2015 /CNW/ - Catalyst Paper (TSX:CYT) today announced the voting results of its Annual General and Special Meeting of Holders of Common Shares held May 13, 2015 in Richmond, BC. Shareholders voted to re-elect the Company's seven member Board of Directors (the "Board").

		Votes by Ballot
	Outcome of Vote	Votes For	Votes Withheld	% of Votes Cast For
The election of the following nominees as directors of the Issuer for the ensuing year or until their successors are elected or appointed	Carried
(a) John Brecker		9,585,657		100
(b) Todd Dillabough		9,584,957	700	99.99
(c) Walter A. Jones		9,585,657		100
(d) Leslie T. Lederer		9,585,657		100
(e) Jill Leversage		9,585,657		100
(f) Joe Nemeth		9,585,657		100
(g) Pierre Raymond		9,585,657		100

About Catalyst Paper

Catalyst Paper manufactures diverse printing papers such as coated freesheet, coated and uncoated groundwood, newsprint, directory, as well as market pulp.  Customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With five mills across North America, Catalyst has annual production capacity of 2.3 million tonnes. Catalyst is headquartered in Richmond, British Columbia, Canada and is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.

SOURCE Catalyst Paper Corporation

%CIK: 0001144906

For further information: Investor Contact: Frank De Costanzo, Senior Vice President & Chief Financial Officer, 604-247-4014, Frank.DeCostanzo@catalystpaper.com; Media Contact: Eduarda Hodgins, Director, Organization Development & Communications, 604-247-4369, Eduarda.Hodgins@catalystpaper.com

CO: Catalyst Paper Corporation

CNW 18:18e 29-JUL-15